Exhibit 21.1

SUBSIDIARIES OF PLURALSIGHT, INC.

Name of Subsidiary	Jurisdiction of Organization
Pluralsight Holdings, LLC	Delaware
Pluralsight Management, Inc.	Delaware
Pluralsight, LLC	Nevada
Code School Acquisition Sub, LLC	Delaware
Pluralsight Creative, LLC	Oklahoma
AFK, LLC	Utah
Smarterer, Inc.	Delaware
Pluralsight International, LLC	Delaware
Pluralsight Europe Ltd.	United Kingdom
Pluralsight Pty Ltd.	Australia
Pluralsight India Private Limited	India
Pluralsight Sweden AB	Sweden
Pluralsight Netherlands B.V.	Netherlands
Pluralsight Singapore Pte. Ltd.	Singapore
Pluralsight Ireland Ltd.	Ireland
Pluralsight Germany GmbH	Germany
Pluralsight Canada ULC	Canada